================================================================================
SEC 1746    Potential persons who are to respond to the collection of
(2-98)      information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
================================================================================

                                             ===============================
                                             OMB APPROVAL
                                             ===============================
                                             OMB Number: 3235-0145
                                             ===============================
           UNITED STATES                     Expires: October 31, 2002
SECURITIES AND EXCHANGE COMMISSION           ===============================
      Washington, D.C. 20549                 Estimated average burden
                                             hours per response. . . 14.9
                                             ===============================

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

          IQROM Communications, Inc. (formerly Hiking Adventures, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   431287 20 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Mark L. Silow, Esquire, Fox Rothschild, O'Brien & Frankel, LLP
             2000 Market Street, 10th Floor, Philadelphia, PA 19103
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 20, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________________________

CUSIP No.  431287 20 0             SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                Aldersey Egerton Maynard-Taylor
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions) SEE DESCRIPTION CONTAINED HEREIN
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                UNITED KINGDOM
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       2,880,141
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       2,880,141
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,880,141
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions).                         [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.3%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
            IN
______________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of IQROM Communications, Inc. (formerly Hiking Adventures, Inc.) (the "Issuer"). The principal place of business of the Issuer is Suite 400-127, 114 West Magnolia Street, Bellingham, WA 98225.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The name of the filing person is Aldersey Egerton Maynard-Taylor ("Maynard-Taylor")
         (b)  Mr. Maynard-Taylor's address is
                  Crouchlands
                  Kirdford, Nr. Billingshurst
                  West Sussex, England  RH  14 0LE
         (c)  Mr. Maynard-Taylor is the Chairman and Director of the Issuer.
         (d) During the last five years, Mr. Maynard-Taylor has not been convicted in a criminal proceeding.
         (e) During the last five years, Mr. Maynard-Taylor has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f)  Mr. Maynard-Taylor is a citizen of the United Kingdom.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Maynard-Taylor acquired 2,880,141 shares of the Common Stock of the Issuer on April 20, 2000 as part of the exchange described below and subsequent merger of DXP US, Inc., a Delaware corporation ("DXP"), into IQROM Communications Acquisitions Co., a Nevada corporation ("ICA"), a wholly-owned subsidiary of the Issuer. Mr. Maynard-Taylor owned 225 shares of DXP which were exchanged for 2,880,141 of the Issuer's shares in accordance with the terms of an Agreement (the "Agreement") dated April 13, 2000, by and among DXP, Mr. Maynard-Taylor, Thomas Gabor Elek ("Elek"), Colin Allmark ("Allmark"), POV US, LLC, a Delaware limited liability company ("POV"), Gerald A. Pierson ("Pierson"), Michael Feit ("Feit"), ICA and the Issuer pursuant to which ICA merged with and became the successor corporation to DXP by the acquisition of all of the outstanding shares of DXP's Common Stock in exchange for shares of the common stock of the Issuer. On April 20, 2000, Messrs. Maynard-Taylor, Elek and Allmark exchanged their shares of DXP for 6,400,314 voting common shares of the Issuer plus up to $1,651,108 in accordance with the terms of the Agreement (the "Exchange").

         Immediately subsequent to the Exchange, DXP merged with and into ICA (the "Reorganization") and as a result of the Reorganization all of DXP's shares owned by POV were converted into 6,400,314 voting common shares of the Issuer, plus up to $1,651,108. Following the Exchange and Reorganization the former shareholders of DXP became the controlling shareholders of the Issuer and assumed control of the management of the Issuer. Changes in management are described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

         As a result of the Exchange and Reorganization, the Issuer acquired control of an exclusive United States license for a trading card optical compact disc and method of using and forming the compact disc described in U.S. Patent No. 5,982,736 issued November 9, 1999 (the "Patent") granted by Diskxpress US, Inc., a Delaware corporation ("Diskxpress") and the ability to manufacture and sell business cards using a CD-ROM format using the Patent. The shareholders of DXP, including Mr. Maynard-Taylor, became the controlling shareholders of the Issuer.

         Mr. Maynard-Taylor acquired his shares of the Issuer as the result of the Exchange described in Item 3. Following the Exchange and Reorganization the Board of Directors elected eight new directors of the Issuer and the incumbent directors resigned. The Board of Directors currently consists of the following persons:

                  Thomas Gabor Elek
                  Aldersey Egerton Maynard-Taylor
                  Colin Allmark
                  Michael Feit
                  Gerald A. Pierson
                  Mark L. Silow
                  F. Michael P. Warren
                  Graham A. Perske

         New officers of the Issuer were elected as part of the Exchange and Reorganization as follows:

                  President and Chief Executive Officer     Thomas Gabor Elek
                  Secretary  and Treasurer                  Mark L. Silow

         Except as set forth above, Mr. Maynard-Taylor has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in the Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Maynard-Taylor and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division or profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO  BE FILED AS EXHIBITS.

         A copy of the Agreement is attached as Exhibit "A."

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 28, 2000
--------------
Date


/s/ Aldersey Egerton Maynard-Taylor
-----------------------------------
Signature


Aldersey Egerton Maynard-Taylor
-------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    AGREEMENT


MADE EFFECTIVE AS OF  17   APRIL 2000 (the "Effective Date").

BETWEEN: DXP US, INC., a corporation incorporated in Delaware having its registered office address at 30 Old Rudnick Lane, Dover, Delaware, 19901 (County of Kent) ("DXP US");

AND: ALDERSEY EGERTON MAYNARD-TAYLOR ("Mr. Maynard-Taylor"), of Crouchlands, Kirdford, Nr. Billingshurst, West Sussex, England, RH14 0LE THomAS GABOR Elek ("Mr. Elek"), of Lime Tree House, Asthall, Oxon, England, OX18 4HW,

              COLIN ALLMARK ("Mr. Allmark"), of The Coach House, Pigbush Lane, Loxwood, Billingshurst, West Sussex, England, RH14 0QY; and POV US, LLC, ("POV") a limited liability company organized in Delaware having its registered office address at 30 Old Rudnick Lane, Dover, Delaware, 19901 (County of Kent)

              (collectively, the "DXP US Shareholders"; individually, a "DXP US Shareholder");

AND: GERALD A. PIERSON ("Mr. Pierson"), of 7361 Bordwine Drive, Orlando, Florida, 32818, U.S.A.; and

              MICHAEL FEIT ("Mr. Feit"), of c/o Westgate Management Company, 321 West State Street, Trenton, NJ, 08618 U.S.A.

              (collectively, the "POV Shareholders"; individually, a "POV Shareholder");

AND: IQROM COMMUNICATIONS, INC. (formerly Hiking Adventures, Inc.,) a Nevada corporation having an office at Suite 400-127, 114 West Magnolia Street, Bellingham, Washington, 98225 ("HAI");

AND: IQROM COMMUNICATIONS ACQUISITIONS CO., a Nevada corporation having an office at Suite 400-127, 114 West Magnolia Street, Bellingham, Washington, 98225 ("ICA").

WHEREAS:

A. The authorized share capital of DXP US consists of 1,000,000 shares of common stock with a par value of US$0.001 per share, of which 1,000 shares (the "DXP US Shares") are issued and outstanding;

B. The sole legal and beneficial owners of the DXP US Shares are the DXP US Shareholders as follows:

DXP US Shareholder         Number of DXP US Shares Held       Proportion of DXP US Shares Held
------------------         ----------------------------       --------------------------------
Mr. Maynard-Taylor                  225                                     22.5%
Mr. Elek                            225                                     22.5%
Mr. Allmark                          50                                      5.0%
POV                                 500                                     50.0%
                                   ----                                    -----
                  Total            1000                                    100.0%

Mr. Maynard-Taylor, Mr. Elek and Mr. Allmark are together called the "DXP Shareholders".

C. Mr. Pierson is the sole inventor of a trading card optical compact disc and method of using and forming the compact disc (the "Invention") described in U.S. Patent No. 5,982,736 issued 9 November 1999 (the "Patent");

D. Mr. Pierson has transferred all right, title and interest in respect of the Invention and the Patent to POV, all the issued and outstanding shares of which are legally and beneficially owned by the POV Shareholders;

E. POV has assigned the Patent absolutely to Diskxpress US Inc., a Delaware corporation ("Diskxpress US");

F. DXP US legally and beneficially owns all of the issued and outstanding share capital (the "DXP Shares") of IQROM Limited (formerly DXP New Media Services Limited) ("DXP"), a company incorporated under the laws of England (registered number 3732349) with its registered office at 7 Devonshire Square, Cutlers Gardens, London, England, EC2M 4YH;

G. DXP US holds an exclusive U.S. license under the Patent granted by Diskxpress US in the form attached hereto as Schedule A (the "Patent License") and a supply contract with Ingman Limited ("Diskxpress"), a company incorporated in England (registered number 2727317) in the form attached hereto as Schedule B (the "Supply Contract");

H. The DXP Shareholders have agreed to exchange their DXP US Shares for voting common shares of HAI, on the terms and conditions described in this Agreement (the "DXP UK Exchange"). The POV Shareholders and HAI have agreed that immediately subsequent to the DXP UK Exchange, DXP US will merge with and into ICA on the terms and conditions described in this Agreement (the
"Reorganization");

I. The POV Shareholders have agreed to procure compliance with the terms of this Agreement by POV;

J. DXP is indebted to Blue Capital AG ("Blue Capital") in respect of a principal loan of US$1,000,000 plus interest thereon (collectively, the "Indebtedness") advanced to DXP to provide bridge financing pending completion of the transactions contemplated in this Agreement; and

K. In relation to the acquisition of DXP by DXP US, DXP US agreed to pay Mr Elek and Mr Maynard-Taylor US$786,393.25 and US$786,390.76 respectively as part of the consideration for the ordinary shares in DXP owned by Mr Elek and Mr Maynard-Taylor. Such sums (together the "DXP US Debt") remain outstanding.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties hereto do covenant and agree (the "Agreement") as follows:

1.       TRANSACTIONS

1.1      Subject to the terms and conditions of this Agreement:

         (a) The DXP Shareholders shall transfer all of their DXP US Shares to HAI in exchange for 6,400,314 voting common shares of HAI , (to be issued to the transferors in the proportions indicated in Recital B of this Agreement), plus up to US $1,651,108 ("UK Monetary Consideration") to be paid (at the discretion of the DXP Shareholders) by solicitor's trust cheque, certified cheque, bank draft or wire transfer to the DXP Shareholders in the same proporations, in accordance with paragraphs 1.5, 1.7 and 6.2 of this Agreement; and

         (b) As a result of the Reorganization, all of the DXP US Shares issued and outstanding and owned by POV shall be converted into 6,400,314 voting common shares of HAI (the "HAI Shares"), plus up to US$1,651,108 (the "POV Monetary Consideration") to be paid (at the discretion of POV) by solicitor's trust cheque, certified cheque, bank draft or wire transfer in accordance with paragraphs 1.5, 1.7 and 6.2 of this Agreement (the UK Monetary Consideration and the POV Monetary Consideration are hereinafter collectively referred to as the "Monetary Consideration"); and

         (b) As a result of the Reorganization, all of the DXP US Shares issued and outstanding and owned of record by HAI by virtue of the exchange set forth in Section 1.1(a) above, shall automatically be canceled and retired and shall cease to exist and shall no longer be outstanding and HAI shall cease to have any rights with respect thereto; and

         (d) Subsequent to the DXP UK Exchange, DXP US will be merged with and into ICA and the separate existence of DXP US will cease and ICA will continue as the surviving corporation (the "Surviving Corporation") pursuant to this Agreement which includes a plan of merger for the purposes of Section 92A.100 of the Nevada Revised Statutes and by the filing on April 19, 2000 after the Effective Date, or on such other date as may be agreed between the parties, (the "Closing Date") with the Secretary of State of the State of Nevada articles of merger and with the filing on the Closing Date with the Secretary of State of the State of Delaware a certificate of merger (the articles of merger and the certificate of merger are together called the "Merger Documents");

         (e) The Articles of Incorporation and By-Laws of ICA shall be the Articles of Incorporation and By-Laws of the Surviving Corporation from and after the Effective Date, subject to the right of the Surviving Corporation to amend its Articles of Incorporation and By-Laws from time to time in accordance with the laws of the State of Nevada.

         (f) The mode of carrying the merger into effect and the manner and basis of converting the shares of DXP US owned by POV into shares of HAI are as follows:

              (i) Each share of DXP US which is issued and outstanding and owned by POV on the Closing Date shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into 12,800.628 shares of HAI stock, plus cash up to US $3,302.216.

              (ii) Each share of HAI stock which is issued and outstanding on the Closing Date or held by HAI as treasury shares shall continue to evidence ownership of the same number of shares of HAI stock.

              (iii) As promptly as practicable after the Closing Date of the
                    Reorganization, each holder of an outstanding certificate or certificates theretofore representing shares of DXP US shall surrender the same to ICA and shall receive in exchange a certificate or certificates representing the number of shares of HAI stock into which the shares of DXP US stock represented by the certificate or certificates so surrendered shall have been converted. Each share of capital stock of DXP US held in treasury shall be canceled and retired and no payment or conversion into shares of ICA or HAI will be made in respect thereto.

         (g) On the Closing Date, the separate existence of DXP US shall cease and it shall be merged with and into the Surviving Corporation. All the property, including real, personal and intangible, of DXP US and ICA, and all of their debts, shall be transferred to and vested in the Surviving Corporation, without further act or deed. The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of each of DXP US and ICA, and any claim or judgment against either DXP US or ICA may be enforced against the Surviving Corporation.

         (h) The Surviving Corporation does hereby agree that it may be served with process in the State of Delaware in any proceeding for enforcement of any obligation of DXP US, as well as for enforcement of any obligation of Surviving Corporation arising from the merger herein provided for, including any suit or other proceeding to enforce the right of any stockholder as determined in appraisal proceedings pursuant to Section 262 of the General Corporation Law of the State of Delaware; does hereby irrevocably appoint the Secretary of State of the State of Delaware as its agent to accept service of process in any such suit or other proceedings; and does hereby specify the following address without the State of Delaware to which a coy of such process shall be mailed by the Secretary of State of the State of Delaware.

                   114 West Magnolia Street, Suite 400-127
                   Bellingham, Washington 98225

         (i) The Board of Directors and the proper officer of HAI, ICA and DXP US are hereby authorized, empowered, and directed to do any and all acts and things, and to make, execute, deliver, file, and record any and all instruments, papers, and documents which shall be or become necessary, proper, or convenience to carry out or put into effect any of the provisions of this Agreement and Plan of Merger or of the merger herein provided for.

1.2 Except as expressly noted otherwise, the transactions contemplated under this Agreement shall be completed (the "Completion") at the offices of DXP's solicitors, Messrs. Hammond Suddards, 7 Devonshire Square, Cutlers Gardens, London, England, EC2M 4YH, or at such other place as may be agreed between the parties, at 9:00 o'clock a.m. local time in London, England, or at such other time as may be agreed between the parties, (the "Time of Closing") on the Closing Date.

1.3 On the Closing Date, immediately prior to Completion, HAI shall acquire from existing HAI shareholders 2,466,250 voting common shares of HAI for a price not to exceed US$0.001 per share.

1.4 On the Closing Date, HAI shall complete a financing (the "First Financing") in accordance with the terms of a Subscription Agreement substantially in the form of Schedule C attached hereto, to raise US$9,900,000 to repay the DXP US Debt, pay the first tranche of the Monetary Consideration and for working capital purposes, by issuing not more than 1,320,000 units at a price not less than US$7.50 per unit, with each unit consisting of one common share of HAI and one-half warrant. Each holder of two one-half warrants will be entitled to acquire one further common share of HAI at a price not less than US$7.50 if the Warrant is exercised in the first year after issuance of the warrants, or for a price not less than US$10.00 if the Warrant is exercised in the second year after issuance of the warrants. After two years, the warrants will expire if not exercised.

1.5 On the Closing Date, the First Financing proceeds shall be applied as follows:

         (a) US$1,572,784.01 shall be paid to Mr Elek and Mr Maynard-Taylor in satisfaction of the DXP US Debt (thereby creating an inter-company loan of US$1,572,784.01 between HAI and DXP US which will remain outstanding, repayable on demand and without any interest;

         (b) US$827,215.99 shall be paid to the DXP US Shareholders in the proportions set out in Recital B of this Agreement on account of the Monetary Consideration;

         (c) all amounts owing by DXP in respect of the Indebtedness (after deduction of any amount Blue Capital may elect to assign to DXP on account of a subscription to participate in the First Financing) shall be paid to Blue Capital on behalf of DXP to completely discharge the Indebtedness, and DXP shall thereupon be indebted to HAI to repay to HAI an amount equal to the Indebtedness on demand without interest, or on such other terms as may be agreed in writing between HAI and DXP; and

         (d) the balance of the First Financing proceeds shall be transferred to the bank account of HAI.

1.6 On the Closing Date, the solicitors for HAI shall receive into trust the funds required to complete a further financing (the "Second Financing") in accordance with the terms of a Subscription Agreement (the "Second Subscription Agreement") substantially in the form of Schedule D attached hereto, to raise US$2,475,000 (the "Second Financing Funds") to pay the second tranche of the Monetary Consideration and for working capital purposes, by issuing not more than 330,000 common shares (the "Second Financing Shares") at a price not less than US$7.50 per share, provided however that the Second Financing Funds shall only be released from trust and the Second Financing Shares shall only be issued on the following terms:

         (a) if the revenues from the ordinary business operations carried on by DXP, ICA and HAI, calculated in accordance with generally accepted accounting principles ("GAAP") applied consistent with past financial records of DXP and HAI, ("DXP Revenues") for 1 April 2000 to 30 June 2000 are greater than US$1.9 million, then all of the Second Financing Funds will be released to HAI and all of the Second Financing Shares will be issued under the Second Subscription Agreement at a price of US$7.50 per share; in respect of DXP, GAAP will be the generally accepted accounting principles consistently applied in the United Kingdom; in respect of ICA, DXP US and HAI, GAAP will be the generally accepted accounting principles consistently applied in the United States;

         (b) for every US$1 by which DXP Revenues for 1 April 2000 to 30 June 2000 are less than US$1.9 million, US$1.29 of the Second Financing Funds will remain held in trust; the balance of the Second Financing Funds shall be paid to HAI and a corresponding number of the Second Financing Shares shall be issued under the Second Subscription Agreement at a price of US$7.50 per share;

         (c) for every US$1 by which DXP Revenues for 1 July 2000 to 30 September 2000 are greater than US$2.5 million, US$1.29 of the Second Financing Funds remaining in trust will be released to HAI and a corresponding number of the Second Financing Shares will be issued under the Second Subscription Agreement at a price of US$7.50 per share;

         (d) for every US$1 by which DXP Revenues for 1 October 2000 to 31 December 2000 are greater than US$4.0 million, US$1.29 of the Second Financing Funds remaining in trust will be released to HAI and a corresponding number of the Second Financing Shares will be issued under the Second Subscription Agreement at a price of US$7.50 per share; and

         (e) any of the Second Financing Funds that remain in trust after application of subparagraphs 1.6(a) to (d) above will be returned to the subscribers under the Second Subscription Agreement and a corresponding number of the Second Financing Shares will not be issued under the Second Subscription Agreement.

1.7 On and after the Closing Date, the U.K. solicitors for HAI shall handle the Second Financing Funds in the amount of US$2,475,000 as described in paragraph
1.6 and in accordance with a form of escrow letter attached hereto as Schedule E (the "Escrow Letter"), and as the Second Financing Shares are issued and the Second Financing Funds are released from trust, the Second Financing Funds shall be paid to the DXP US Shareholders within 30 days of the relevant time periods set forth below, in the proportions set out in Recital B on account of the Monetary Consideration on the following terms:

         (a) if DXP Revenues for 1 April 2000 to 30 June 2000 are greater than US$1.9 million, then all of the Second Financing Funds will be paid to the DXP US Shareholders in full and final satisfaction of the Monetary Consideration;

         (b) for every US$1 by which DXP Revenues for 1 April 2000 to 30 June 2000 are less than US$1.9 million, US$1.29 of the Second Financing Funds will remain held in trust and the balance of the Second Financing Funds shall be paid to the DXP US Shareholders in the proportions set out in Recital B on account of the Monetary Consideration;

         (c) for every US$1 by which DXP Revenues for 1 July 2000 to 30 September 2000 are greater than US$2.5 million, US$1.29 of the Second Financing Funds remaining in trust will be released to the DXP US Shareholders in the proportions set out in Recital B on account of the Monetary Consideration;

         (d) for every US$1 by which DXP Revenues for 1 October 2000 to 31 December 2000 are greater than US$4.0 million, US$1.29 of the Second Financing Funds remaining in trust will be released to the DXP US Shareholders in the proportions set out in Recital B on account of the Monetary Consideration; and

         (e) in accordance with subparagraph 1.6 (e) above, any of the Second Financing Funds that remain in trust after application of subparagraphs 1.7 (a) to (d) above will be returned to the subscribers under the Subscription Agreement, and the Monetary Consideration shall be reduced by a corresponding amount.

1.8 Any dispute as to whether any of the targets for DXP Revenues described in paragraph 1.6 or 1.7 has been met shall be determined by the written decision of Mr. Iain MacPherson after his review of the financial records of ICA, DXP and HAI, which they shall make available for his review at his request. If there is any dispute with Mr. MacPherson's decision, it shall be resolved by the auditor's for DXP whose decision shall be final.

2.       CONDITIONS PRECEDENT

2.1 HAI's obligations to carry out the terms of this Agreement and to complete its transactions contemplated under this Agreement are subject to the fulfilment to the satisfaction of HAI of each of the following conditions that:

         (a) DXP shall have entered into an extension of DXP's exclusive license agreement with iOra Limited to a minimum of three years substantially in the form of Schedule F attached hereto;

         (b) on or before the Closing Date, HAI shall have received the fully executed Subscription Agreements and the funds required thereunder in respect of the First Financing (which may include an assignment by Blue Capital to HAI of some or all of the Indebtedness on account of a subscription for the First Financing) and the Second Financing;

         (c) at the Time of Closing, the common shares of HAI will be quoted on the Over the Counter Bulletin Board of NASD (the "OTC Board");

         (d) at the Time of Closing, a legal opinion dated as of the Closing Date in respect of DXP US, POV and the Patent License substantially in the form of Schedule G to this Agreement (the "DXP US Legal Opinion"), shall be provided to HAI;

         (e) as of the Time of Closing, DXP US, the DXP US Shareholders and the POV Shareholders (collectively, the "Vendor Group") shall have complied in all material respects with their respective covenants and agreements contained in this Agreement;

         (f) as of the Time of Closing, the representations and warranties of each of the Vendor Group contained in this Agreement or contained in any certificates or documents delivered by any of them pursuant to this Agreement shall be true in all material respects as if such representations and warranties had been made as of the Time of Closing;

         (g) on or before the Time of Closing, HAI will have received in a form reasonably satisfactory to HAI, a legal opinion or opinions concerning the ownership of the Patent and of its relevance in the context of the CDRom business cards manufactured by Diskxpress and sold by DXP;

         (h) on or before the time of Closing, HAI will have received, in a form reasonably satisfactory to HAI, a legal opinion that the Reorganization does not require the approval or other action of the shareholders of HAI; and

         (i) on or before the Time of Closing, HAI will have received in a form reasonably satisfactory to HAI, confirmation of the approval by the DXP US Shareholders to the Reorganization.

         PROVIDED ALWAYS that a breach of the conditions contained in paragraphs
         (e) and (f) will only permit HAI to terminate this Agreement and the transactions contemplated hereby if such breach has a material adverse effect on the business or prospects of DXP US (and its subsidiaries).

The conditions set forth above are for the exclusive benefit of HAI and may be waived by HAI in whole or in part at any time at or before the Time of Closing.

2.2 The obligations of the Vendor Group to carry out the terms of this Agreement and to complete the transactions contemplated under this Agreement are subject to the fulfilment to their satisfaction of each of the following conditions that:

         (a) after cancellation of 2,466,250 HAI shares immediately prior to the Time of Closing and prior to the First Financing and the Second Financing, HAI's issued share capital will be not more than 7,533,750 common shares;

         (b) at the Time of Closing, an opinion dated as of the Closing Date, substantially in the form of Schedule H to this Agreement (the "HAI Legal Opinion") shall be provided to the Vendor Group;

         (c) at the Time of Closing, the common shares of HAI will be quoted on the OTC Board;

         (d) by the Time of Closing, HAI shall have received the fully executed Subscription Agreements and the funds required thereunder in respect of the First Financing and the Second Financing;

         (e) as of the Time of Closing, HAI shall have complied in all material respects with its covenants and agreements contained in this Agreement;

         (f) as of the Time of Closing, the representations and warranties of HAI contained in this Agreement or contained in any certificates or documents delivered by it pursuant to this Agreement shall be true in all material respects as if such representations and warranties had been made by HAI as of the Time of Closing;

         (g) as of the Time of Closing, the execution by all appropriate parties of the Merger Documents; and

         (h) on or before the Time of Closing, the DXP US Shareholders will have received in a form reasonably satisfactory to them, confirmation of the approval by HAI to the Reorganization.

The conditions set forth above are for the exclusive benefit of the Vendor Group and may be waived by the Vendor Group in whole or in part at or before the Time of Closing.

2.3 The parties acknowledge and agree each with the other that this Agreement and all of the transactions contemplated under this Agreement are subject to receipt of any regulatory approvals that may be required under applicable laws. If any such approvals are required but are not obtained by the Closing Date, then this Agreement shall terminate and be of no further force or effect.

3.       COVENANTS, AGREEMENTS AND ACKNOWLEDGEMENTS

3.1 Each of the Vendor Group jointly and severally covenants and agrees with HAI that each of the Vendor Group shall:

         (a) from and including the Effective Date through to and including the Time of Closing, do all such acts and things that may be necessary, and cause DXP and DXP US (collectively, the "Vendor Corporations") and POV to do all such acts and things that may be necessary, to comply with the covenants of the Vendor Group and to complete the transactions contemplated herein, and to ensure that all of the representations and warranties of each of the Vendor Group contained in this Agreement or any certificates or documents delivered by any of them pursuant to this Agreement remain true and correct in all material respects;

         (b) from and including the Effective Date through to and including the Time of Closing, preserve and protect all of the goodwill, assets, business and undertaking of the Vendor Corporations and, without limiting the generality of the foregoing, carry on the businesses of the Vendor Corporations in the ordinary and proper course; and

         (c) from and including the Effective Date through to and including the Time of Closing, keep confidential all discussions and communications (including all information communicated therein) between the parties, and all written and printed materials of any kind whatsoever exchanged by the parties, except only any information or material that:

              (i) was in the public domain at the time of disclosure to a party (the "Recipient");

              (ii) was already in the possession of the Recipient prior to disclosure, as demonstrated by the Recipient through tangible evidence;

              (iii) subsequently enters the public domain through no fault of the Recipient or any officer, director, employee or agent of the Recipient; or

              (iv) is required to be disclosed by law or by a court or regulatory authority of competent jurisdiction;

              and, if so requested by HAI, each of the Vendor Group shall arrange for any director, officer, employee, authorized agent or representative of the Vendor Corporations to enter into, and each of the Vendor Group themselves shall enter into, a non-disclosure agreement with HAI in a form acceptable to HAI acting reasonably.

3.2 Except as expressly contemplated in this Agreement, each of the Vendor Group jointly and severally covenants and agrees with HAI that, from and including the Effective Date through to and including the Time of Closing, each of the Vendor Group shall not sell, encumber or dispose of, or negotiate with any other person in respect of a sale, encumbrance or disposition of, or cause or permit any of the Vendor Corporations to sell, encumber or dispose of or negotiate with any other person in respect of a sale, encumbrance or disposition of, the Patent or any of the DXP Shares, the DXP US Shares or any other shares, goodwill, assets, business or undertaking of the Vendor Corporations.

3.3 Each of the Vendor Group acknowledges to and agrees with HAI that HAI's investigation shall in no way limit or otherwise adversely affect the rights of HAI as provided for hereunder in respect of the representations and warranties of each of the Vendor Group contained in this Agreement or in any certificates or documents delivered by any of them pursuant to this Agreement.

3.4 HAI covenants and agrees with the Vendor Group that HAI shall:

         (a) from and including the Effective Date through to and including the Time of Closing, do all such acts and things that may be necessary to ensure that all of the representations and warranties of HAI contained in this Agreement or in any certificates or documents delivered by it pursuant to this Agreement remain true and correct in all material respects;

         (b) from and including the Effective Date through to and including the Time of Closing, preserve and protect all of the goodwill, assets, business and undertaking of HAI and, without limiting the generality of the foregoing, carry on the business of HAI in the ordinary and proper course;

         (c) from and including the Effective Date through to and including the Time of Closing, subject to its legal reporting obligations, keep confidential all discussions and communications (including all information communicated therein) between the parties, and all written and printed materials of any kind whatsoever exchanged by the parties, except only any information or material that:

              (i) was in the public domain at the time of disclosure to a party (the "Recipient");

              (ii) was already in the possession of the Recipient prior to disclosure, as demonstrated by the Recipient through tangible evidence;

              (iii) subsequently enters the public domain through no fault of the Recipient or any officer, director, employee or agent of the Recipient; or

              (iv) is required to be disclosed by law or by a court or regulatory authority of competent jurisdiction;

              and, if so requested by the Vendor Group, HAI shall arrange for any director, officer, employee, authorized agent or representative of HAI to enter into, and HAI itself shall enter into, a non-disclosure agreement with the Vendor Group, or one or more of the Vendor Corporations, in a form acceptable to the Vendor Group acting reasonably; and

         (d) obtain the prior written approval from Mr. Elek of the form of any press release to be issued prior to the Time of Closing; and

         (e)  complete the First Financing on the Closing Date.

3.5 HAI covenants and agrees with the Vendor Group that, from and including the Effective Date through to and including the Time of Closing, HAI shall not:

         (a) issue any stock whatsoever or any option, warrant, security or other instrument convertible into stock nor enter into any agreement to do any of the foregoing;

         (b) increase the liabilities of HAI, save for any costs incurred in the preparation and execution of any of the transactions contemplated by this Agreement.

3.6 The parties to this Agreement hereby acknowledge that agreement has previously been reached between the parties to this Agreement and certain employees and directors or prospective employees and directors of DXP US, HAI and ICA in relation to the grant of options in the stock of HAI as set out in
Schedule I. A suitable stock option scheme shall be formally adopted as soon as reasonably practicable following the Closing Date.

3.7 At the time of Closing, HAI will take all necessary corporate actions so that as soon as practicable after Closing the directors of HAI will be:

                    Mr. Maynard-Taylor
                    Mr. Elek
                    Mr. Allmark
                    Mr. Pierson
                    Mr. Feit
                    Mark L. Silow
                    Michael Warren
                    Graham Perske

3.8 At the time of Closing, HAI will take all necessary corporate actions so that as soon as practicable after Closing the officers of HAI will be:

                  President:                         Mr. Elek
                  Treasurer:                         Mr. Feit
                  Secretary:                         Mark L. Silow

4.       REPRESENTATIONS AND WARRANTIES

4.1 In order to induce HAI to enter into this Agreement and complete its transactions contemplated hereunder, DXP US, POV and each of the POV Shareholders jointly and severally represents and warrants to HAI that:

         (a) POV has good and sufficient power, authority and capacity to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein;

         (b) the proportion of DXP US Shares indicated in Recital B of this Agreement to be held by POV will on the Closing Date immediately prior to Completion be validly issued and outstanding fully paid and non-assessable common shares of DXP US registered in the name of, and legally and beneficially owned by, POV, free and clear of all voting restrictions, trade restrictions, liens, claims, charges or encumbrances of any kind whatsoever other than as set out in the Certificate of Incorporation of DXP US;

         (c) POV and each of the POV Shareholders has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the HAI Shares and is able to bear the economic risk of loss of POV's entire investment;

         (d) HAI has provided to POV the opportunity to ask questions and receive answers concerning the terms and conditions of the issuance of the HAI Shares and POV and the POV Shareholders have had access to such information concerning HAI as POV and the POV Shareholders have considered necessary or appropriate in connection with the investment decision to acquire the HAI Shares;

         (e) POV is acquiring the HAI Shares for POV's own account, for investment purposes only and not with a view to any resale, distribution or other disposition of the HAI Shares in violation of any applicable United States securities laws;

         (f) POV has not agreed to acquire the HAI Shares as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising and POV is an "accredited investor" as such term is defined in Rule 501(a) under the United States Securities Act of 1933, as amended (the "Securities Act");

         (g) DXP US has been duly incorporated under the laws of Delaware and will at the Effective Date be validly existing under the laws of Delaware, and

              (i) will not be subject to any statutory registration or filing requirements applicable to public reporting companies;

              (ii) will have the power, authority and capacity to carry out the terms of this Agreement; and

              (iii) will be in good standing with respect to the filing of all annual reports required under the laws of Delaware;

         (h) the issued share capital of DXP US is or will be as set forth in Recital B of this Agreement;

         (i) the DXP US Shares will on the Closing Date immediately prior to Completion be validly issued and outstanding fully paid ordinary shares of DXP US registered in the names of, and legally and beneficially owned by, the DXP US Shareholders, free and clear of all voting restrictions, trade restrictions, liens, claims, charges or encumbrances of any kind whatsoever, save for those imposed by law and the Articles of Association of DXP US;

         (j) except for the DXP US Shares, there are and there will be on the Closing Date no documents, instruments or other writings of any kind whatsoever which constitute a security of DXP US and there are and will be on the Closing Date no options, agreements or rights of any kind whatsoever to acquire directly or indirectly any other shares of DXP US;

         (k) save as set out in Schedule 4.1 the Articles of Incorporation of DXP US have not been and at Completion will not have been altered since the incorporation of DXP US, except to effect the change of its name to its present name;

         (l) save for the acquisition of DXP and the related transactions, DXP US has not traded nor entered into any agreement, has no liabilities has no safety deposit boxes, or bank or brokerage accounts;

         (m)  DXP US has the corporate power to own the assets it owns;

         (n) except as disclosed in writing to HAI prior to HAI's execution of this Agreement, none of the Vendor Group or any other officer, director or employee of DXP or DXP US is indebted or under obligation to DXP US on any account whatsoever; and

         (o) the directors, officers, key employees and independent contractors and consultants of DXP US are as listed on Schedule J to this Agreement;

         (p) save in relation to the DXP US Debt, no payments of any kind whatsoever have been made or authorized by DXP US directly or indirectly to or on behalf of any of the Vendor Group or any of the directors, officers, key employees, independent contractors or consultants of DXP US;

         (q) DXP US has good and sufficient power, authority and capacity to complete its respective transactions contemplated under this Agreement on the terms and conditions set forth herein.

4.2 In order to induce HAI to enter into this Agreement and complete its transactions contemplated hereunder, each of DXP US and each of the DXP Shareholders represents and warrants to HAI that:

         (a) DXP was duly incorporated under the laws of England and remains validly existing under the laws of England, and:

              (i) is a "private company limited by shares" within the meaning of section 1 of the Companies Act 1985, and is not subject to any statutory registration or filing requirements applicable to public reporting companies;

              (ii) has the power, authority and capacity to enter into this Agreement and carry out its terms; and

              (iii) is in good standing with respect to the filing of all annual reports required under the laws of England;

         (b)  the Directors and Officers of DXP are as follows:

              (i)     Mr. Maynard-Taylor - Director;

              (ii)    Mr. Allmark - Director; and

              (iii)   Mr. Elek - Director;

         (c) the DXP Shares will on the Closing Date immediately prior to Completion be validly issued and outstanding fully paid ordinary shares of DXP registered in the name of, and beneficially owned by, DXP US, free and clear of all voting restrictions, trade restrictions, liens, claims, charges or encumbrances of any kind whatsoever, save for those imposed by law and the Articles of Association of DXP;

         (d) except for the DXP Shares, there are and there will be on the Closing Date no documents, instruments or other writings of any kind whatsoever which constitute a security of DXP and, except as is provided for by operation of this Agreement, there are and there will be on the Closing Date no options, agreements or rights of any kind whatsoever to acquire directly or indirectly any other shares of DXP;

         (e) the Memorandum and Articles of Association of DXP have not been and at Completion will not have been altered further to the incorporation of DXP and the adoption of new Articles of Association thereafter, except to effect the change of its name to its present name and to increase and reclassify its share capital;

         (f) all of the material transactions of DXP which are required to be recorded or filed in or with the books or records of DXP have been promptly and properly so recorded or filed and the minute books of DXP contain all records of the meetings and proceedings of the shareholders and directors of DXP since its incorporation;

         (g) DXP holds all licences and permits that are required for carrying on their respective businesses in the manner in which such businesses have been carried on;

         (h) DXP is the legal and beneficial owner of, or is otherwise permitted to use, each of the existing properties and assets of its business (excluding, for the avoidance of doubt, the Patent) having an individual value in excess of (pound)10,000 used by DXP and which is necessary or useful in the conduct of its business (collectively the "DXP Assets") including, without limitation, the domain names "dxpmedia.com", "dxpmedia.co.uk" and "iqrom.net" (collectively, the "Domain Names") and the other assets listed on Schedule K to this Agreement, which are owned or licensed as indicated therein;

         (i) the DXP Assets are free and clear of all liens, charges and encumbrances of any kind whatsoever save and except those specified as "Permitted Encumbrances" on Schedule K to this Agreement, and in particular:

              (i) DXP is the registered owner of the Domain Names, free and clear of all encumbrances whatsoever, and is not a party to or bound by any contract or any other obligation whatsoever that limits or impairs its ability to sell, transfer, assign or convey, or that otherwise affects, the Domain Names save for its contracts with or obligations to the domain name registration bodies or authorities;

              (ii) All fees or other costs associated with maintaining the registration of the Domain Names have been paid for the 2000 calendar year and the registration of the Domain Names is in good standing with Network Solutions Inc. or the appropriate registration bodies; and

              (iii) no other person has been granted any interest in or right to use all or any portion of the Domain Names during DXP's ownership of the Domain Names;

         (j) each item of machinery and equipment of any kind whatsoever comprised in the DXP Assets is in reasonable operating condition and in a state of reasonable maintenance and repair taking into account its age and use;

         (k) the only bank accounts of DXP are held at Lloyds TSB, Cheltenham Branch UK and DXP does not have and will not have at Completion any safety deposit box or any other bank or brokerage account;

         (l) DXP has the corporate power to own the assets it owns, and to carry on the business carried on by it, and is duly qualified to carry on business in all jurisdictions in which it carries on business;

         (m) save for any costs and expenses arising in the ordinary course of business, all material outstanding liabilities, whether direct, indirect, absolute, contingent or otherwise, whatsoever of DXP have been disclosed in writing to HAI prior to HAI's execution of this Agreement, and the total liabilities of DXP (including the Indebtedness owed by DXP to Blue Capital and the vendor of the business known as Two Step) does not exceed US$3,000,000;

         (n) except as disclosed in writing to HAI prior to HAI's execution of this Agreement:

              (i) no dividends or other distributions of any kind whatsoever on any shares in the capital of DXP have been or will prior to Completion be made, declared or authorized;

              (ii) no new machinery or equipment of any kind whatsoever has been ordered by, or installed or assembled on the premises of, DXP

              (iii) DXP is not indebted to any of the Vendor Group or the Vendor Corporations;

              (iv) none of the Vendor Group or any other officer, director or employee of DXP or DXP US is indebted or under obligation to DXP or DXP US on any account whatsoever; and

              (v) DXP has not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation of any kind whatsoever;

         (o) other than in the ordinary course of business, since DXP's incorporation:

              (i) there has not and will not on Completion have been any material adverse change of any kind whatsoever in the financial position or condition of DXP, or any damage, loss or other change of any kind whatsoever in circumstances materially affecting the business of DXP or the DXP Assets or the right or capacity of DXP to carry on its business;

              (ii) DXP has not and DXP will not on Completion have waived or surrendered any right of any kind whatsoever of material value; and

              (iii) except as may be expressly permitted under this Agreement, DXP has not and DXP will not on Completion have discharged, satisfied or paid any lien, charge or encumbrance of any kind whatsoever or obligation or liability of any kind whatsoever other than current liabilities in the ordinary course of its business;

         (p) the directors, officers, key employees and independent contractors and consultants of DXP and DXP US are as listed on Schedule J to this Agreement;

         (q) no payments of any kind whatsoever have been made or authorized by DXP or DXP US directly or indirectly to or on behalf of any of the Vendor Group or any of the directors, officers, key employees, independent contractors or consultants of DXP or DXP US;

         (r) there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting DXP other than those, if any, specified on Schedule J to this Agreement;

         (s) DXP is not now, nor has ever been, a party to any collective agreement with any labour union or other association of employees of any kind whatsoever, no collective bargaining agent has been certified in respect of DXP, and there is no application pending for certification of a collective bargaining agent in respect of DXP;

         (t) the contracts and agreements entered into with those individuals specified in Schedule J to this Agreement and those additional contracts and agreements specified on Schedule L to this Agreement (collectively the "Material Contracts") constitute all of the material contracts and agreements of DXP;

         (u) except as may be noted on the appropriate Schedule to this Agreement, the Material Contracts are in good standing in all material respects and not in default in any respect;

         (v) save as set out in Schedule K, DXP has not licensed, leased, transferred, disposed of or encumbered any of the DXP Assets in any way or permitted any third party access to any of the DXP Assets the value of which may be compromised by such access, including in particular the source code to any computer software, any subscriber lists or any trade secret information included in the DXP Assets, except only in accordance with the terms of the Material Contracts or under any obligation of confidences;

         (w) DXP is not in material breach of any applicable law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever including, without limitation, any applicable securities laws;

         (x) all tax returns and reports of DXP required by law to have been filed have been filed and are substantially true, complete and correct and all taxes and other government charges of any kind whatsoever of DXP have been paid or accrued for;

         (y)  DXP has not:

              (i) made any election under any applicable tax legislation with respect to the acquisition or disposition of any property at other than fair market value; or

              (ii) entered into a transaction which will give rise to tax payable by reference to deemed (as opposed to actual) income, profits or gains;

         (z) DXP has made all elections required to have been made under any applicable tax legislation in connection with any distributions made by it and all such elections were true and correct and filed in the prescribed form and within the prescribed time period;

         (aa) adequate provision has been made for taxes payable by DXP for the current period for which tax returns are not yet required to be filed and there are no agreements, waivers or other arrangements of any kind whatsoever providing for an extension of time with respect to the filing of any tax return by, or payment of, any tax or governmental charge of any kind whatsoever by DXP;

         (bb) DXP does not have any contingent tax liabilities in respect of which provision would be required to be made in the audited accounts of DXP prepared in accordance with GAAP, and there are no grounds which would prompt a reassessment of DXP, including for aggressive treatment of income or expenses in earlier tax returns filed;

         (cc) there are no amounts outstanding and unpaid for which DXP has previously claimed a deduction under any applicable tax legislation;

         (dd) DXP has made all collections, deductions, remittances and payments of any kind whatsoever and filed all reports and returns required by it to be made or filed under the provisions of all applicable statutes requiring the making of collections, deductions, remittances or payments of any kind whatsoever;

         (ee) there are no actions, suits, judgements, investigations or proceedings of any kind whatsoever outstanding, pending or known to be threatened against or affecting DXP at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and there is no basis therefor;

         (ff) the execution and delivery of this Agreement, the performance of their respective obligations under this Agreement and the Completion will not:

              (i) conflict with, or result in the breach of or the acceleration of any indebtedness under, or constitute default under, any of the constating documents of DXP, or any of the terms of any indenture, mortgage, agreement, lease, licence or other instrument of any kind whatsoever to which DXP is a party or by which it is bound, or any judgement or order of any kind whatsoever of any court or administrative body of any kind whatsoever by which it is bound; nor

              (ii)    result in the violation of any law or regulation by DXP;

         (gg) DXP has not incurred any liability for agency, brokerage, referral or finder's fees, commissions or compensation of any kind whatsoever with respect to this Agreement or any transaction contemplated under this Agreement;

         (hh) he has good and sufficient power, authority and capacity to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein;

         (ii) the proportion of DXP US Shares indicated in Recital B of this Agreement to be held by him will on the Closing Date immediately prior to Completion be validly issued and outstanding fully paid and non-assessable common shares of DXP US registered in the name of, and legally and beneficially owned by him free and clear of all voting restrictions, trade restrictions, liens, claims, charges or encumbrances of any kind whatsoever other than as set out in the Articles of Association of DXP US;

         (jj) he has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the HAI Shares and is able to bear the economic risk of loss of his entire investment;

         (kk) HAI has provided to him the opportunity to ask questions and receive answers concerning the terms and conditions of the issuance of the HAI Shares and the he has had access to such information concerning HAI as he has considered necessary or appropriate in connection with the investment decision to acquire the HAI Shares;

         (ll) he is acquiring the HAI Shares for his own account, for investment purposes only and not with a view to any resale, distribution or other disposition of the HAI Shares in violation of any applicable United States securities laws;

         (mm) he has not agreed to acquire the HAI Shares as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

         (nn) he is not a "U.S. Person", the definition of which includes, but is not limited to, an individual resident in the United States and an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person, any partnership or corporation organized or incorporated under the laws of the United States, and any partnership or corporation organized or incorporated under the laws of any foreign jurisdiction by a U.S. Person principally for the purposes of investing in securities not registered under the Securities Act;

         (oo) he was outside the United States at the time of negotiation, execution and delivery of this Agreement;

         (pp) no offers to sell the HAI Shares were made by any person to him while he was in the United States; and

         (qq) the HAI Shares are not being acquired, directly or indirectly, for the account or benefit of a U.S. Person or a person in the United States.

4.3 The following limitations apply to the representations and warranties provided by each of the Vendor Group under paragraphs 4.1 and 4.2 of this
Agreement:

         (a) The Vendor Group shall have no liability under the representations and warranties in paragraph 4.1 in relation to any matter fully, fairly and accurately disclosed to HAI or expressly provided for or stated to be exceptions under the terms of this Agreement.

         (b)  In relation to the liability of the Vendor Group:

              (i) in respect of claims under the representations and warranties in paragraphs 4.1 and 4.2, the total liability of DXP US shall be limited to US$9,900,000 and the total liability of the DXP US Shareholders shall be limited to the Monetary Consideration with each DXP US Shareholder liable only in respect of his proportion of the Monetary Consideration, provided that the limitations on liability in this paragraph 4.3 shall not apply to claims which (or delay in the discovery of which) are the consequence of fraud, wilful default or wilful concealment by any of the Vendor Group. Any liabilities of POV which are not recovered by HAI may be recovered in equal proportions from the POV Shareholders subject to the limitations set out in this paragraph;

              (ii) no liability shall attach to the Vendor Group in respect of claims under the representations and warranties in paragraphs 4.1 and 4.2 unless the individual claim exceeds US$25,000 and unless the aggregate cumulative amount payable by the Vendor Group in respect of all such claims exceeds US$500,000 whereupon, subject to (i) above, the Vendor Group shall be liable for the whole of such claims and not merely for the excess;

              (iii) all claims under the representations and warranties in paragraphs 4.1 and 4.2 shall be made in writing to each of the Vendor Group (specifying particulars of the claim in reasonable detail based on the information in the possession of the party making the claim);

              (iv) no liability shall attach to the Vendor Group in respect of claims under the representations and warranties in paragraphs 4.1 and 4.2 unless the claim has been made in accordance with paragraph (iii) above and received by the Vendor Group no later than twelve [12] months following the Closing Date;

              (v) if any claim against the Vendor Group under the representations and warranties in paragraphs 4.1 and 4.2 relates to a matter against which HAI is insured at the relevant time, the Vendor Group shall have no liability until all appropriate claims under such insurance have been duly made and prosecuted in good faith and any payment under such insurance shall satisfy pro tanto any liability of any member of the Vendor Group; and

              (vi) if and to the extent that HAI recovers any amount pursuant to a claim from the Vendor Group and subsequently HAI is entitled to recover any sum of money in respect of the circumstances giving rise to that claim from any third party or otherwise receives any monetary benefit in respect thereof, then HAI shall take at its own expense all reasonable steps to recover or obtain reimbursements from such third party or obtain such monetary benefit and thereafter to the extent that such payment by such third party results in HAI having recovered from the Vendor Group more than the amount of the loss occasioned by the facts in respect of which the claim in question was made, after taking the payment made by such third party or other monetary benefit into account (net of the costs of recovery), the Vendor Group shall be reimbursed for any excess over such loss by HAI provided that HAI shall not be required to repay to the Vendor Group any amount in excess of the sum (net of the costs of recovery) so received by HAI.


4.4 The representations and warranties of each of the Vendor Group contained in this Agreement shall be true in all material respects at the Time of Closing as though they were made at the Time of Closing, and they shall survive the Completion and remain in full force and effect thereafter for the benefit of HAI.

4.5 Each of the DXP US Shareholders and the POV Shareholders acknowledges and agrees that:

         (a) the HAI Shares have not been and will not be registered under the Securities Act or the securities laws of any state of the United States or other jurisdiction and that the Reorganization contemplated hereby is being made in reliance on representations and warranties by the POV Shareholders, POV and the DXP Shareholders regarding the circumstances required for an exemption from such registration requirements;

         (b) the issuance of the HAI Shares has not been approved or disapproved by the United States Securities and Exchange Commission, any state securities agency, or any foreign securities agency, and the class of HAI Shares is registered under the United States Securities Exchange Act of 1934 (the "Exchange Act");

         (c) the certificates representing the HAI Shares will bear a legend stating that such shares have not been registered under the Securities Act or the securities laws of any state of the United States and may not be sold, transferred, pledged, traded or otherwise assigned except in compliance with the Securities Act and the Exchange Act; and

         (d) none of the HAI Shares, will be offered, sold or otherwise transferred by any of the DXP US Shareholders, directly or indirectly, unless:

              (i)     the sale is to HAI;

              (ii) the sale is made pursuant to the exemption from the registration requirements under the Securities Act provided by Rule 144 thereunder or Regulation S, and in accordance with any applicable state securities or "Blue Sky" laws;

              (iii) the HAI Shares are sold in a transaction that does not require registration under the Securities Act or any applicable state laws and regulations governing the offer and sale of securities, and he has prior to such sale furnished to HAI an opinion of counsel to that effect reasonably satisfactory to HAI; or

              (iv) the HAI Shares have been registered under the Securities Act for resale by the DXP US Shareholders.

HAI agrees to refuse the transfer of any HAI Shares hold by the DXP US Shareholders not made in compliance with this section 4.5(d).

4.6 Each of the DXP US Shareholders and each of the POV Shareholders consents to HAI making a notation on its records or giving instructions to any transfer agent of HAI to implement the restrictions on transfer set forth and described herein.

4.7 Each of the DXP US Shareholders agrees not to engage in hedging transactions involving HAI Shares unless in compliance with the Securities Act and all applicable laws, rules and regulations.

4.8 Each of the DXP US Shareholders and each of the POV Shareholders acknowledges and accepts that there may be material tax consequences to a shareholder in respect of an acquisition or disposition of the HAI Shares, and that HAI gives no opinion and makes no representation with respect to the tax consequences to a shareholder under United States, state, local or foreign tax law in respect of the shareholder's acquisition or disposition of the HAI Shares.

4.9 In order to induce the Vendor Group to enter into this Agreement and complete the transactions contemplated hereunder, HAI represents and warrants to the Vendor Group that:

         (a) HAI was and remains duly incorporated and validly existing under the laws of the State of Nevada, and HAI is in good standing with respect to all filings required by the Nevada Secretary of State;

         (b) the authorized capital of HAI consisted of 50,000,000 shares with a par value of $0.001 per share, of which 10,000,000 shares (the "Outstanding Shares") were issued and outstanding as of the Effective Date;

         (c) other than as contemplated in this Agreement, no further shares of HAI will be issued after the Effective Date, and there are no commitments, plans or arrangements of any kind whatsoever to issue any further shares of HAI, nor are there any outstanding options, warrants, convertible securities or other rights of any kind whatsoever calling for the issuance of any of the unissued shares of HAI;

         (d) except for the 10,000,000 common shares of HAI that are currently issued and the further shares and warrants to be issued pursuant to this Agreement, there are no documents, instruments or other writings of any kind whatsoever which constitute a security of HAI;

         (e) the HAI Shares to be issued on Completion will be, when issued, validly issued as fully paid and non-assessable and the DXP US Shareholders will own the HAI Shares in the proportions set out in Recital B of this Agreement;

         (f) HAI has good and sufficient power, authority and capacity to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein;

         (g)  the common shares of HAI are currently quoted on the OTC Board;

         (h) HAI is in material compliance with all applicable laws, ordinances, statutes, regulations, by-laws, orders and decrees of any kind whatsoever including, without limitation, all applicable United States securities laws;

         (i) the constating documents of HAI have not been altered since the incorporation of HAI, except to effect changes of its name, culminating in its present name, and to complete a 12.5:1 forward split to increase its issued and outstanding share capital from 800,000 to 10,000,000 common voting shares;

         (j) all of the material transactions of HAI which are required to be recorded or filed in or with the books or records of HAI have been promptly and properly so recorded or filed and the minute books of HAI contain all records of the meetings and proceedings of the shareholders and directors of HAI since its incorporation;

         (k) HAI holds all licences and permits that are required for carrying on its business in the manner in which such business has been carried on;

         (l) HAI has the corporate power to own the assets it owns, and to carry on the business carried on by it, and is duly qualified to carry on business in all jurisdictions in which it carries on business;

         (m) HAI is not a party to or bound by any material contracts other than this Agreement and a standard form of agreement with its stock transfer agent;

         (n) HAI has good and sufficient power, authority and capacity to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein;

         (o) the execution and delivery of this Agreement, the performance of HAI's obligations under this Agreement and the Completion will not:

              (i) conflict with, or result in the breach of or the acceleration of any indebtedness under, or constitute default under, any of the constating documents of HAI, or any of the terms of any indenture, mortgage, agreement, lease, licence or other instrument of any kind whatsoever to which HAI is a party or by which HAI is bound, or any judgement or order of any kind whatsoever of any court or administrative body of any kind whatsoever by which HAI is bound; nor

              (ii) result in the violation of any law or regulation of any kind whatsoever by HAI;

         (p) HAI has not incurred any liability for agency, brokerage, referral or finder's fees, commissions or compensation of any kind whatsoever with respect to this Agreement or any transaction contemplated under this Agreement; and

         (q) HAI has disclosed to the Vendor Group all and any liabilities of HAI, whether actual or contingent, present or future other than in relation to liabilities incurred in the ordinary and proper course of business which on the Effective Date do not and on the Date of Closing will not exceed US$200,000 in the aggregate.

4.10 The representations and warranties of HAI contained in this Agreement shall be true in all material respects at the Time of Closing as though they were made at the Time of Closing, and they shall survive the Completion and remain in full force and effect thereafter for the benefit of the Vendor Group.

4.11 In order to induce the Vendor Group to enter into this Agreement and complete the transactions contemplated hereunder, ICA and HAI, jointly and severally, represent and warrant to the Vendor Group that:

         (a) ICA was and remains duly incorporated and validly existing under the laws of the State of Nevada, and ICA is in good standing with respect to all filings required by the Nevada Secretary of State;

         (b) the authorized capital of ICA consisted of 1,500 shares with no par value of which 100 shares were issued and outstanding and all of which were owned by HAI as of the Effective Date;

         (c) no further shares of ICA will be issued after the Effective Date, and there are no commitments, plans or arrangements of any kind whatsoever to issue any further shares of ICA nor are there any outstanding options, warrants, convertible securities or other rights of any kind whatsoever calling for the issuance of any of the unissued shares of ICA;

         (d) except for the 100 common shares of ICA that are currently issued, there are no documents, instruments or other writings of any kind whatsoever which constitute a security of ICA;

         (e) ICA has good and sufficient power, authority and capacity to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein;

         (f) ICA is not a party to or bound by any material contracts other than this Agreement;

         (g) ICA has good and sufficient power, authority and capacity to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

4.12 The representations and warranties of ICA contained in this Agreement shall be true in all material aspects at the Time of Closing as though they were made at the Time of Closing, and they shall survive the Completion and remain in full force and effect thereafter for the benefit of the Vendor Group.

5.       INDEMNITY

5.1 Notwithstanding the completion of the transactions contemplated under this Agreement, the representations, warranties and acknowledgements of any of the Vendor Group contained in this Agreement or any certificates or documents delivered by any of them pursuant to this Agreement shall survive the Completion and shall continue in full force and effect thereafter for the benefit of HAI. If any of the representations, warranties or acknowledgements given by any of the Vendor Group is found to be untrue or there is a breach of any covenant or agreement in this Agreement on the part of any of the Vendor Group, then the party or parties responsible shall jointly and severally indemnify and save harmless HAI from and against any and all liability, claims, debts, demands, suits, actions, penalties, fines, losses, costs (including legal fees, disbursements and taxes as charged on a lawyer and own client basis), damages and expenses of any kind whatsoever which may be brought or made against HAI by any person, firm or corporation of any kind whatsoever or which may be suffered or incurred by HAI, directly or indirectly, arising out of or as a consequence of any such misrepresentation or breach of warranty, acknowledgement, covenant or agreement. Without in any way limiting the generality of the foregoing, this shall include any loss of any kind whatsoever which may be suffered or incurred by HAI, directly or indirectly, arising out of any material assessment or reassessment levied upon DXP or DXP US for tax, interest and/or penalties relating to any period of business operations up to and including the Closing Date and all claims, demands, costs (including legal fees, disbursements and taxes as charged on a lawyer and own client basis) and expenses of any kind whatsoever in respect of the foregoing.

5.2 Notwithstanding the completion of the transactions contemplated under this Agreement, the representations, warranties and acknowledgements of HAI and ICA contained in this Agreement or any certificates or documents delivered by HAI or ICA pursuant to this Agreement shall survive the Completion and shall continue in full force and effect thereafter for the benefit of the Vendor Group. If any of the representations, warranties or acknowledgements given by HAI or ICA is found to be untrue or there is a breach of any covenant or agreement in this Agreement on the part of HAI, then HAI and ICA shall indemnify and save the Vendor Group harmless from and against any and all liability, claims, debts, demands, suits, actions, penalties, fines, losses, costs (including legal fees, disbursements and taxes as charged on a lawyer and own client basis), damages and expenses of any kind whatsoever which may be brought or made against any of the Vendor Group by any person, firm or corporation of any kind whatsoever or which may be suffered or incurred by any of the Vendor Group, directly or indirectly, arising out of or as a consequence of any such misrepresentation or breach of warranty, acknowledgement, covenant or agreement. Without in any way limiting the generality of the foregoing, this shall include any loss of any kind whatsoever which may be suffered or incurred by any of the Vendor Group, directly or indirectly, arising out of any material assessment or reassessment levied upon HAI or ICA for tax, interest and/or penalties relating to any period of business operations up to and including the Closing Date and all claims, demands, costs (including legal fees, disbursements and taxes as charged on a lawyer and own client basis) and expenses of any kind whatsoever in respect of the foregoing.

6.       CLOSING

6.1 At the Time of Closing, the Vendor Group shall deliver to the solicitors for HAI or make available to HAI and ICA:

         (a) certified true copies of resolutions of the directors of POV and DXP US evidencing that the directors of POV and DXP US have approved this Agreement and all of the transactions of POV and DXP US contemplated hereunder and in the Merger Documents, specifically referring to:

              (i) the conversion of the DXP US Shares held by the DXP US Shareholders to HAI Shares as provided for in this Agreement; and

              (ii) the cancellation of the share certificates (the "Old Share Certificates") representing the DXP US Shares held as set forth in Recital B of this Agreement.

         (b)  the Old Share Certificates;

         (c)  all minute books of DXP and DXP US;

         (d) all original and duplicate certificates, if any, evidencing registration anywhere in the world of any interest in tangible or intangible property included in the DXP Assets and, in the case of any assets not yet registered in the name of DXP or DXP US, if any, original assignments of each interest to DXP US, duly executed in registrable form acceptable to HAI's solicitors, acting reasonably;

         (e) a release in the form of Schedule M to this Agreement from each of the DXP US Shareholders and the POV Shareholders of all claims against DXP or DXP US for outstanding amounts owing by either of DXP or DXP US on account of any loans, bonuses, reimbursements, compensation, fees, royalties, dividends or other consideration whatsoever;

         (f)  the DXP Legal Opinions;

         (g) a certificate of confirmation from each of the DXP US Shareholders substantially in the form of Schedule N to this Agreement;

         (h) the consent of Mr. Elek to become a Director and President of HAI, the consent of Mark Silow to become a Director and Secretary of HAI, and the consents of Mr. Maynard-Taylor, Mr. Allmark, Mr. Feit, Mr. Pierson, Michael Warren and Graham Perske to each become a Director of HAI;

         (i) the draft audited financial accounts of DXP for the fiscal period just past; and

         (j) confirmation that the DXP US Shareholders have approved the Reorganization.

6.2 At the Time of Closing, HAI shall deliver to the solicitors for the DXP US Shareholders or make available to the DXP US Shareholders:

         (a) certified true copies of the resolutions of the directors or shareholders (as appropriate) of HAI and ICA, evidencing that the directors of HAI and ICA have approved this Agreement and all of the transactions of HAI and ICA contemplated hereunder and in the Merger Documents, including the issuance of the HAI Shares and the payment of the DXP US Debt (US$1,572,784.01) and the first tranche of the Monetary Consideration (US$827,215.99) upon conversion of the DXP Shares, the appointment of Mr. Elek as a Director and President of HAI, the appointment of Mark Silow as a Director and Secretary of HAI, the appointment of Mr. Maynard-Taylor, Mr. Allmark, Mr. Feit, Mr. Pierson, Michael Warren and Graham Perske as a Director of HAI and the resignation of Mr. Eric Boehnke as a Director and President and of Mr. John A. Meyer as a Director and Secretary of HAI;

         (b) share certificates representing the HAI Shares, or written confirmation that HAI's stock transfer agent has been instructed to issue and deliver to the DXP US Shareholders share certificates representing the HAI Shares, registered in the names of the DXP US Shareholders in the proportions set out in Recital B of this Agreement;

         (c) a certificate of confirmation signed by an officer of HAI substantially in the form of Schedule O to this Agreement;

         (d)  the HAI Legal Opinion;

         (e) the First Financing proceeds, as described in paragraph 1.5 of this Agreement;

         (f) the resignations of Mr. John A. Meyer and Mr. Eric Boehnke as Directors and officers of HAI, effective on Completion;

         (g)  the Escrow Letter; and

         (h)  confirmation that HAI has approved the Reorganization.

7.       GENERAL

7.1 Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this paragraph 7.1 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

7.2 The Schedules to this Agreement incorporated by reference and the recitals to this Agreement constitute a part of this Agreement.

7.3 This Agreement constitutes the entire Agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein.

7.4 The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

7.5 The provisions contained in this Agreement which, by their terms, require performance by a party to this Agreement subsequent to the Closing Date of this Agreement, shall survive the Closing Date of this Agreement.

7.6 No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

7.7 Whenever the singular or masculine is used in this Agreement the same shall be deemed to include the plural or the feminine or the body corporate as the context may require.

7.8 The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

7.9 Any notice, request, demand and other communication to be given under this Agreement shall be in writing and shall be delivered by hand to the appropriate party at the address as first set out above or to such other addresses or by such other means as may be designated in writing by the parties hereto in the manner provided for in this paragraph, and shall be deemed to have been received on the date of delivery by hand, or if delivered by e-mail, facsimile or telecopy, then on the date transmission completes.

7.10 This Agreement shall be subject to, governed by, and construed in accordance with the laws of the State of Nevada and the laws of the United States of America applicable therein.

7.11 This Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument. Reproduction of signatures of any of the parties hereto or their authorized signatories by way of telecopying device will be treated as though such reproductions were executed originals.

7.12 It is the intent of the parties that the merger of DXP US with and into ICA constitute a tax free reorganization as described in Section 368(a) of the Internal Revenue Code of 1986, as amended. The parties hereto shall execute and deliver such further documents and do such further acts as may be necessary to achieve such result.

IN WITNESS WHEREOF the parties have hereunto set their hands and seals as of the Effective Date:

SIGNED, SEALED & DELIVERED by ALDERSEY EGERTON             )
MAYNARD-TAYLOR in the presence of:                         )
                                                           )
-------------------------------------------------------    )
Signature of Witness                                       )   /s/ Aldersey E. Maynard-Taylor
                                                               ------------------------------
                                                           )   ALDERSEY E. MAYNARD-TAYLOR
Name:                                                      )
       ------------------------------------------------
Address:                                                   )
          ---------------------------------------------
                                                           )
-------------------------------------------------------
Occupation:                                                )
             ------------------------------------------

SIGNED, SEALED & DELIVERED by                              )
THOMAS GABOR ELEK                                          )
in the presence of:                                        )
                                                           )
                                                           )   /s/  Thomas Gabor Elek
-------------------------------------------------------        ----------------------
Signature of Witness                                       )   THOMAS GABOR ELEK
                                                           )
Name:                                                      )
       ------------------------------------------------
Address:                                                   )
          ---------------------------------------------
                                                           )
-------------------------------------------------------
Occupation:

SIGNED, SEALED & DELIVERED by                              )
COLIN ALLMARK                                              )
in the presence of:                                        )
                                                           )
                                                           )   /s/ Colin Allmark
-------------------------------------------------------        -----------------
Signature of Witness                                       )   COLIN ALLMARK
                                                           )
Name:                                                      )
       ------------------------------------------------
Address:                                                   )
          ---------------------------------------------
                                                           )
-------------------------------------------------------
Occupation:

SIGNED, SEALED & DELIVERED by JERRY PIERSON in the         )
presence of:                                               )
                                                           )
-------------------------------------------------------    )
Signature of Witness                                       )   /s/ Gerald A. Pierson
                                                               ---------------------
                                                           )   JERRY PIERSON
Name:                                                      )
       ------------------------------------------------
Address:                                                   )
          ---------------------------------------------
                                                           )
-------------------------------------------------------
Occupation:                                                )
             ------------------------------------------

SIGNED, SEALED & DELIVERED by MICHAEL FEIT in the          )
presence of:                                               )
                                                           )
-------------------------------------------------------    )
Signature of Witness                                       )   /s/ Michael Feit
                                                               ----------------
                                                           )   MICHAEL FEIT
Name:                                                      )
       ------------------------------------------------
Address:                                                   )
          ---------------------------------------------
                                                           )
-------------------------------------------------------
Occupation:                                                )
             ------------------------------------------

EXECUTED by                                                )
DXP US, INC.                                               )
acting by two directors:                                   )
                                                           )
/s/ Thomas Gabor Elek                                      )
-------------------------------------------------------
Name: Thomas Gabor Elek                                    )
                                                           )
Title:  President and Director                             )
                                                           )
/s/ Michael Feit                                           )
-------------------------------------------------------
Name:                                                      )
                                                           )
Michael Feit
-------------------------------------------------------
Title: Treasurer and Director

EXECUTED by                                                )
POV US, LLC.                                               )
acting by two members:                                     )
                                                           )
/s/ Michael Feit                                           )
-------------------------------------------------------
Name: Michael Feit
                                                           )
Title: Member                                              )
                                                           )
                                                           )
/s/ Gerald A.Pierson                                       )
-------------------------------------------------------    )
Title: Member                                              )
                                                           )
                                                           )

EXECUTED by                                                )
IQROM COMMUNICATIONS, INC. (formerly Hiking Adventures,    )
Inc.)                                                      )
acting by its director:                                    )
                                                           )
/s/ Eric Boehnke                                           )
-------------------------------------------------------
Name: ERIC BOEHNKE                                         )
Title: DIRECTOR AND PRESIDENT                              )

EXECUTED by                                                )
IQROM COMMUNICATIONS
ACQUISITIONS CO.                                           )
Acting by its director                                     )


/s/ Eric Boehnke                                           )
--------------------------------------------------------   )
Name: ERIC BOEHNKE
Title: DIRECTOR AND PRESIDENT
